Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

TELUS Corporation (“TELUS”)

555 Robson Street

Vancouver, British Columbia

V6B 3K9

Item 2 Date of Material Change

February 21, 2012

Item 3 News Release

A news release in respect of the material change was disseminated via Canada Newswire on February 21, 2012, a copy of which is attached hereto as Appendix “A”.

Item 4 Summary of Material Change

On February 21, 2012, TELUS announced that it is proposing to convert its Non-Voting Shares into Common Shares. Through this proposal, TELUS will give shareholders the opportunity to decide whether to eliminate the Corporation’s dual class share structure at TELUS’ upcoming annual and special meeting of shareholders to be held on May 9, 2012. Under the terms of TELUS’ proposal, each Non-Voting Share would be converted into a Common Share on a one for one basis if approved by two-thirds of the votes cast by the holders of Common Shares and two-thirds of the votes cast by the holders of Non-Voting Shares, each voting separately as a class.

Item 5 Full Description of Material Change

On February 21, 2012, TELUS announced that it is proposing to convert its Non-Voting Shares into Common Shares. Through this proposal, TELUS will give shareholders the opportunity to decide whether to eliminate the Corporation’s dual class share structure at TELUS’ upcoming annual and special meeting of shareholders to be held on May 9, 2012.

Under the terms of TELUS’ proposal, each Non-Voting Share would be converted into a Common Share on a one-for-one basis. The elimination of TELUS’ Non-Voting Share Class would be completed by way of a court-approved plan of arrangement (the “Arrangement”) and will be subject to the approval of two-thirds of the votes cast by the holders of Common Shares and two-thirds of the votes cast by the holders of Non-Voting Shares, each voting separately as a class. In addition to shareholder and court approvals for the transaction, the listing of the new Common Shares to be issued pursuant to the Arrangement is subject to approvals from the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).  Provided those approvals are obtained, TELUS’ Common Shares would then trade on both the TSX and the NYSE.  Following all approvals, the Common Shares would be TELUS’ sole class of equity securities and TELUS would have approximately 325 million issued and outstanding Common Shares.

In order to consider the implications of eliminating the dual class share structure and the most appropriate way to implement such a change, the TELUS Board of Directors established a Special Committee. The Special Committee retained Scotiabank as an independent financial advisor to assist it in evaluating the proposed change. In this regard, the Special Committee received an opinion from Scotiabank that a one for one conversion ratio is fair, from a financial point of view, to holders of Non-Voting Shares and to the holders of Common Shares (the “Fairness Opinion”). The Special Committee reviewed various considerations related to a share consolidation and unanimously concluded that such a change was desirable and that shareholders should have the opportunity to decide whether to eliminate the dual class share structure.

After considering the recommendation of the Special Committee and the Fairness Opinion, the Board of Directors unanimously concluded that the Arrangement is in the best interests of TELUS and is reasonable and fair in the circumstances. Accordingly, it is recommending that shareholders approve moving to a single class of voting equity securities.

The required information for shareholders to consider this proposal and to vote on the special resolution to approve the Arrangement will be contained in the 2012 information circular to be mailed or distributed electronically to Common and Non-Voting shareholders on or before April 18, 2012. This information circular will also be available at that time on the Company’s website at telus.com/agm and also at www.sedar.com.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Further information regarding the matters described in this report may be obtained from Monique Mercier, Senior Vice President, Chief Legal Officer and Corporate Secretary of the Issuer, who is knowledgeable about the details of the material change and may be contacted at (604) 432-2151.

Item 9 Date of Report

February 29, 2012.

Appendix A

See attached.

News Release

February 21, 2012

TELUS Proposes Converting Non-Voting Shares Into Voting Shares

One for one conversion ratio of Non-Voting Shares to Common Shares

TELUS announces dividend increase of five per cent to 61 cents per share

Vancouver, B.C. — TELUS Corporation (TSX: T, T.A; NYSE: TU) today announced that it is proposing to convert its Non-Voting Shares into Voting Shares. Through this proposal, TELUS will give shareholders the opportunity to decide whether to eliminate the Corporation’s dual class share structure at TELUS’ upcoming annual and special meeting of shareholders to be held on May 9, 2012. Under the terms of TELUS’ proposal, each Non-Voting Share would be converted into a Common Share on a one for one basis if approved by two-thirds of the votes cast by the holders of Common Shares and two-thirds of the votes cast by the holders of Non-Voting Shares, each voting separately as a class.

Darren Entwistle, President and CEO, said: “This proposed share conversion is responsive to shareholder feedback, resulting in enhanced trading liquidity and the extension of voting rights to all TELUS shareholders. Notwithstanding the fact that both classes of shares are entitled to the same dividend, are widely held and have similar liquidity, our Non-Voting Shares have historically traded at a discount to our Common Shares. The approval of this proposal will eliminate this price discount. TELUS believes the proposed simplification of our share structure to a single class is beneficial and fair to all shareholders, and consistent with good corporate governance.”

Mr. Entwistle added: “Consistent with our commitment to target two dividend increases per year to 2013 in the range of circa 10 per cent annually, TELUS is pleased to announce an increase in the quarterly dividend by three cents to sixty-one cents, which will be payable on July 3, 2012. This is 11 per cent higher than the dividend a year earlier and is the fifth dividend increase in the past 19 months. This reflects our continued confidence in our prospects for earnings and cash flow growth in 2012 and beyond.”

Brian Canfield, Chair of the Board of Directors, stated: “The Board has concluded that it is appropriate that our shareholders have the opportunity to consider moving to a capital structure in which all of our equity securities have equal voting rights. We also believe that we will retain the ability to ensure that we remain compliant with foreign ownership restrictions without the use of a Non-Voting Share Class.  In keeping with TELUS’ commitment to corporate governance leadership, our Board determined that shareholders should have the opportunity at this time to decide whether to eliminate our dual class share structure.”

The elimination of TELUS’ Non-Voting Share Class would be completed by way of a court-approved plan of arrangement (the “Arrangement”) and will be subject to the approval of two-thirds of the votes cast by the holders of Common Shares and two-thirds of the votes cast by the holders of Non-Voting Shares, each voting separately as a class. Following all approvals, the Common Shares would be TELUS’ sole class of equity securities and TELUS would have approximately 325 million issued and outstanding Common Shares.

TELUS’ dual class share structure was designed more than a decade ago to deal with federal telecommunications legislation which restricts foreign ownership (33.3 per cent or less at parent company) at a time when TELUS’ shareholder base included a significant non-Canadian shareholder. TELUS’ shareholder base has evolved significantly since then and it no longer has a major non-Canadian shareholder, its shares are widely held and it is estimated that less than 20 per cent of TELUS shares are currently held by non-Canadians. If the proposal is approved, the Common Shares will be dual-listed on the Toronto and New York stock exchanges for the first time.

Process

In order to consider the implications of eliminating the dual class share structure and the most appropriate way to implement such a change, the Board of Directors established a Special Committee comprising Brian A. Canfield (who serves as Chair of the Committee), A. Charles Baillie, R. John Butler, R.E.T. (Rusty) Goepel, John S. Lacey and William (Bill) MacKinnon.

The Special Committee reviewed various considerations related to a share consolidation and unanimously concluded that such a change was desirable and that shareholders should have the opportunity to decide whether to eliminate the dual class share structure.  The Special Committee retained Scotiabank as an independent financial advisor to assist it in evaluating the proposed change.  In this regard, the Special Committee received an opinion from Scotiabank that a one for one conversion ratio is fair, from a financial point of view, to holders of Non-Voting Shares and to the holders of Common Shares (the “Fairness Opinion”).

After considering the recommendation of the Special Committee and the Fairness Opinion, the Board of Directors unanimously concluded that the Arrangement is in the best interests of TELUS and is reasonable and fair in the circumstances. Accordingly, it is recommending that shareholders approve moving to a single class of voting equity securities.

The required information for shareholders to consider this proposal and to vote on the special resolution to approve the Arrangement will be contained in the 2012 information circular to be mailed or distributed electronically to Common and Non-Voting shareholders on or before April 18, 2012. This information circular will also be available at that time on the Company’s website at telus.com/agm.

In addition to shareholder and court approvals for the transaction, the listing of the new Common Shares to be issued pursuant to the Arrangement is subject to approvals from the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”).  Provided those approvals are obtained, TELUS’ Common Shares would then trade on both the TSX and the NYSE.

Legal advice in respect of the proposed transaction is being provided by Osler, Hoskin & Harcourt LLP; Farris, Vaughan, Wills & Murphy LLP; and Skadden, Arps, Slate, Meagher & Flom LLP.

Dividend Declaration — increase to 61 cents per quarter

The Board of Directors has declared a quarterly dividend of sixty-one cents ($0.61) Canadian per share on the issued and outstanding Common Shares and sixty-one cents ($0.61) Canadian per share on the issued and outstanding Non-Voting Shares of the Company payable on July 3, 2012 to holders of record at the close of business on June 8, 2012.

In the event that the proposed share conversion of Non-Voting Shares to Common Shares on a one-for-one basis receives all requisite approvals and is effective prior to the dividend record date of June 8, 2012, holders of record on such date who previously held Non-Voting Shares would hold Common Shares and would receive the same dividend as all other holders of Common Shares.

This new quarterly dividend represents the second increase this year. The dividend is a three cent or 5.2 per cent increase from the $0.58 quarterly dividends paid on January 3 and to be paid on April 2, 2012 and a 10.9 per cent increase from the $0.55 quarterly dividend paid in July 2011. This is consistent with TELUS’ dividend growth model.

This news release contains statements about expected future events of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from that expressed in the forward-looking statements. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

Media relations: Jim Johannsson (780) 920-9519 jim.johannsson@telus.com	Investor relations: Darrell Rae (604) 697-8192 ir@telus.com

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.4 billion of annual revenue and 12.7 million customer connections including 7.3 million wireless subscribers, 3.6 million wireline network access lines and 1.3 million Internet subscribers and more than 500,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $250 million to charitable and not-for-profit organizations and volunteered 4.2 million hours of service to local communities since 2000. Eleven TELUS Community Boards across Canada lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.